Announcement








                  Company Merrill Lynch International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 12:22 17 Mar 2003
                  Number 8140I






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      Date of disclosure 17 March 2003
      Date of dealing 14 March 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      13 March 2003
      Safeway Plc - Common
      Safeway Plc - Contract for Difference
      Cambridge Antibody Tech Group - Common
      Six Continents Plc - Ordinary
      Oxford Glycosciences Plc - Common
      AMENDMENT
      state which element(s) of previous disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring
      Section of the Panel, Tel. No: 0171 638 0129

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Safeway Plc

      Class of security Common

      Date of disclosure 17 March 2003

      Date of dealing 14 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Trackdean Investments Ltd

      Number of securities purchased 139,003

      Highest price paid* GBP2.89

      Lowest price paid* GBP2.84

      Number of securities sold 82,529

      Highest price paid* GBP2.86

      Lowest price paid* GBP2.84

      *Currency must be stated

      Rule 38.5 (CFD)

      CONNECTED EXEMPT MARKET-MAKERS / EXEMPT PRINCIPAL TRADERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Contract for Differences ("CFD") referenced to Safeway Plc Ordinary

      Date of Disclosure:17 March 2003

      Date of Dealing 14 March 2003

      Name of EMM / EPT Merrill Lynch International

      Name of offeree/offeror with whom connected Trackdean Investments Ltd

      Product Type SHORT CFD

      Maturity Date 09 December 2003

      Writing of CFD

      Number of Ordinary to which the CFD is referenced Nil

      CFD Reference Price Range n/a

      Closing Out of CFD

      Number of Ordinary to which the CFD is referenced 683,000

      CFD Reference Price Range 2.83 to 2.83GBP

      Further Disclosure should be made where necessary so that the nature of the dealings can be fully understood

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Cambridge Antibody Tech Group

      Class of security Common

      Date of disclosure 17 March 2003

      Date of dealing 14 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group

      Number of securities purchased 14,482

      Highest price paid* GBP4.12

      Lowest price paid* GBP4.10

      Number of securities sold 8,913

      Highest price paid* GBP4.16

      Lowest price paid* GBP4.11

      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Six Continents Plc

      Class of security Ordinary

      Date of disclosure 17 March 2003

      Date of dealing 14 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Six Continents Plc

      Number of securities purchased 636,586

      Highest price paid* GBP6.02

      Lowest price paid* GBP5.92

      Number of securities sold 111,358

      Highest price paid* GBP6.02

      Lowest price paid* GBP5.95

      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Oxford Glycosciences Plc

      Class of security Common

      Date of disclosure 17 March 2003

      Date of dealing 14 March 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group

      Number of securities purchased 200

      Highest price paid* GBP1.89

      Lowest price paid* GBP1.89

      Number of securities sold Nil

      Highest price paid*n/a

      Lowest Price Paid*n/a

      *Currency must be stated

END